March 16, 2022

Via EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China HGS Real Estate Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-257398

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), China HGS Real Estate Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Joan Wu of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Thank you for your assistance in this matter.

Very truly yours,

China HGS Real Estate Inc.

/s/ Neng Chen
Names:	Neng Chen
Title:	Chief Executive Officer